P.E. 2/18/02

02016677

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For
February 7, 2002
February 8, 2002
February 18, 2002 (2)

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2002

MIRAMAR MINING CORPORATION
Registrant

By: ____________________
(Signature)

A. David Long
Name

General Counsel
Title (Relationship to Company)

HOPE BAY JOINT VENTURE

Miramar Mining Corporation - Hope Bay Gold Corporation Inc.

February 08, 2002 **NEWS RELEASE 02-03**

MAE - TSE
MAENF–OTC Bulletin Board
HGC - TSE

Miramar Mining & Hope Bay Gold announce Development Plan for Hope Bay Project

- Proposal to Develop Initial Mine based on High Grade Doris Hinge Zone -

VANCOUVER – Miramar Mining Corporation (MAE-TSE) and Hope Bay Gold Corporation (HGC-TSE) today announced the results of a preliminary assessment or scoping study that outlines a proposed initial development plan for the high grade Doris Hinge Zone at the Hope Bay project in Nunavut, Canada.

"We believe that the proposed development of an initial operation at the Doris Hinge Zone marks an important milestone in the advancement of the Hope Bay project," said Tony Walsh, Miramar's President & CEO. "The development of the Doris Hinge Zone offers the potential for high grade, high return, and low risk gold production on an accelerated basis. Further, the development of a relatively small scale operation at Hope Bay could allow expedited production at a capital cost potentially within reach of the Joint Venture's financial resources and could generate significant cash flow at current gold prices to continue the exploration and development of the Hope Bay belt."

Scoping Study

In 2001, the Hope Bay Joint Venture commissioned a preliminary assessment, or scoping study, (the "Study") that was undertaken by independent consultants SRK Consulting in conjunction with Bateman Engineering and Nuna Logistics. Dr. Christopher Page, P.Eng. of SRK Consulting is the Qualified Person responsible for the Study in the context of National Instrument 43-101. The Study is based on SRK's review of existing project files prepared for or by the Hope Bay Joint Venture, estimates of mineral resources prepared by the Hope Bay Joint Venture, estimates of open pit mining manpower, mining costs, and production schedule prepared by contractor, Nuna Logistics, along with in-house data and estimates prepared by SRK Consulting. Dr. Page has not personally visited the project site.

This Study includes an economic evaluation that uses inferred mineral resources and is preliminary in nature. Approximately 25% of the resources utilized in the Study are inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the Study will be realized. No resources are converted to mineral reserves as a result of this Study since it is not a feasibility study. If a decision is made to build a mine, the joint venture would require additional financing.

In compliance with National Instrument 43-101, the results of the Study are detailed in a technical report that will be available at http://www.sedar.com for review.

Preferred Scenario

The Hope Bay Joint Venture initially considered a variety of options for the development of the Hope Bay belt. However, it soon became apparent that the stand alone development of the high grade, near surface Doris Hinge Zone provided a compelling scenario for a low capital cost, rapid payback operation that could generate significant cash flow to continue the exploration and development of the Hope Bay belt. The minimal disturbance resulting from this small scale development scenario would minimize impact issues which in turn should also simplify the permitting process. As a result, the Study focuses solely on the development of the Doris Hinge Zone.

Doris Hinge Development Scenario

Assuming the project proceeds as contemplated in the Study, the development of the Doris Hinge Zone would commence with a small open pit followed by ramp access and underground mining of the majority of the Doris Hinge Zone resources plus limited amounts of the Central and Lakeshore veins in the limbs of the Doris Hinge Zone. In addition, approximately 9,000 tonnes of higher-grade material stockpiled at the Boston deposit would be hauled to the mill for processing. The Boston camp (at the south of the belt) would be moved to the Doris in the north and the Boston site cleaned up to reduce its current level of bonding. These actions would not prevent the later development of the Boston deposit.

Due to the relatively large dimensions and good geological continuity of the Doris Hinge Zone, underground mining would be by lower cost room and pillar methods. To minimize capital costs, mining and ore haulage is proposed to be undertaken by a contractor. Ore would be delivered to a crusher located adjacent to the portal that would feed a modular mill pre-constructed off site. Due to the modularized nature of the mill, it would require no foundations but would be set on bedrock and covered with a sprung structure similar to those used at a number of other arctic locations. The ore would undergo conventional crushing and grinding with an integrated gravity gold recovery circuit followed by flotation and cyanidation, with gold dore produced on site.

Principal Parameters

The principal parameters and assumptions related to the development of the Doris Hinge Zone are as set out below.

Summary of Preliminary Assessment on Doris Hinge Zone, Hope Bay Project

Assumptions						
Gold price (US$/oz)	**$260**	**$280**	**$300**			
Exchange Rate (C$/US$)	1.57	1.57	1.57			
Gold Price (C$/oz)	$408	$440	$471			
				Sources of Mill Feed		
Production				Open Pit	Underground	Stockpile
Ore Milled (tonnes)**		471,600		82,500	380,100	9,000
Daily Throughput (tonnes/day)		600				
Operating Life (years)		2.1				
Diluted Grade (g/t gold)		18.5		12.1	19.9	17.7
Metallurgical Recovery (%)		97%				
Total Gold Recovered in 2.1 years (oz)		271,724				
Cash Operating Cost (US$/oz)		$114				
Total Cost (US$/oz)		$177				
Capital Costs (C$000's)	(26,685)	(26,685)	(26,685)			
Net Pre-Tax Cash Flow* (C$000's)	36,408	44,786	53,165			
NPV @ 5% Discount Rate*(C$000's)	29,845	37,215	44,584			
Pre-Tax Rate of Return on Investment	68.89%	85.2%	101.9%			
Payback Period* (months)	15	13	12			

**100% equity basis, pre-tax but after operating costs, capital costs and an assumed 1.8% royalty (the minimum royalty payable to the NTI, an Inuit Corporation).*

*** Of the tonnage considered in the Study, approximately 75% are indicated mineral resources and 25% are inferred mineral resources.*

Waste rock would largely be used for civil construction projects such as an access road to a barge off-loading area on the coast 3.7km to the north, an airstrip, and for tailings dam construction. Tailings are proposed to be deposited sub-aqueously in a small lake to the east of the Doris Hinge Zone, locally known as Tails Lake. The majority of these contemplated activities are primarily located on land which the Inuit retain both surface and sub-surface rights.

As contemplated in the Study, all equipment, bulk supplies and materials would be moved to site by barge from Hay River. Other supplies and personnel will be transported to and from site by aircraft. It is anticipated that up to 96 personnel would be employed on site on a fly in, fly out basis, with hiring from Yellowknife and from the local communities of Cambridge Bay, Taloyaok, Gjoa Haven and Bathurst Inlet in the West Kitikmeot region.

"The potential development of a mine based on the Doris Hinge Zone would be the first new mine developed in Nunavut since the Territory's creation in 1999," said Mr. Fennell, Hope Bay's Chairman & CEO. "Therefore, we believe this study not only represents an important milestone for the Hope Bay Joint Venture, but a significant opportunity in Nunavut's efforts to encourage mining in the North. We look forward to working with the various stakeholders in Nunavut affected by this project and believe this could be the beginning of a productive relationship built around the Hope Bay belt," he said.

Opportunities

The Study is based solely on mining the Doris Hinge Zone and four blocks of the Lakeshore and Central veins in the immediate vicinity of the Doris Hinge Zone. A number of additional opportunities have been identified that could provide potential enhancements to the scenario detailed in the Study. These opportunities include possible extensions to the Doris Hinge Zone to the north (where drilling suggests some limited potential for resource additions) and reduced dilution once in fill drilling is completed and mining shapes are more tightly constrained. However, a more significant opportunity is for potential extensions to the mine life through the development and mining of resources in the balance of the Doris deposit, primarily in the Doris Connector and Doris Central areas. These deposits could be developed with minimal additional surface disturbance and with limited capital, utilizing the same infrastructure proposed for the Doris Hinge Zone. The mill and facilities are designed for a 10-year life and therefore allow for an extension of operations beyond the two year life of the Doris Hinge Zone.

Resources for the Doris deposit and other areas at Hope Bay were detailed in a news release dated January 15, 2002. Prior to inclusion of the Doris Connector and Doris Central areas into a mining scenario, additional in fill drilling would be required to define a mineral reserve. An exploration decline is contemplated from the Doris Hinge Zone portal south to Doris Central to allow detailed underground drilling of these areas, and additional exploration along this prospective trend, a significant section of which lies under the lake.

2002 Work Plan & Budget

The Study has been submitted to the Joint Venture partners for their consideration. Work plans and budgets for 2002 are now being finalized and will be announced shortly. It is anticipated that these plans will include a work program to advance the Doris Hinge Zone through completion of a feasibility study, to initiate the formal permitting process and to continue the exploration of the Hope Bay belt.

Hope Bay Project

Miramar Mining Corporation, through its wholly owned subsidiary Miramar Hope Bay Ltd., and Hope Bay Gold Corporation Inc. are in a 50-50 joint venture at Hope Bay and control virtually the entire 80km long Hope Bay Archean greenstone belt.

Quality Assurance/Quality Control

Christopher Page, P.Eng. of SRK Consulting is the Qualified Person responsible for the Study in the context of National Instrument 43-101. Dean McDonald, P.Geo. Ph.D., Exploration Manager with Miramar Mining Corporation, is the Qualified Person responsible for the geologic and resource aspects of Hope Bay project in the context of National Instrument 43-101.

Additional Information

Maps and diagrams detailing some of the matters described herein are attached to this news release. If you are missing these illustrations, please download this news release from Miramar Mining's or Hope Bay Gold's websites at http://www.miramarmining.com/ or http://www.hbgold.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project, including the recently announced resource estimates, are also available on these websites.

Forward Looking Statements

Statements relating to planned work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always identified by the words "expects," "anticipates," "believes," "intends," "estimates," 'projects" and similar expressions, or that events or conditions "will," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; uncertainties related to the accuracy of the assumptions made in the principal parameters related to the development of the Doris Hinge Zone; changes in planned work resulting from weather, logistical, technical or other factors; the results of work not fulfilling expectations and not realizing perceived potential; uncertainties involved in the interpretation of drilling results and other tests; uncertainty as to the ability of Hope Bay to achieve the goals and satisfy the assumptions of management; that additional work may not support a feasibility study; risks related to fluctuations in gold prices; that capital and operating costs may be higher than currently estimated and may preclude commercial development; accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2000 and Reports on Form 6-K filed with the Securities and Exchange Commission and Hope Bay Gold's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities, respectively.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. "Resources" are sometimes referred to as "mineralization" or "mineral deposits".

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation and Hope Bay Gold Corporation Inc., respectively.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

David Fennell
Chairman & CEO
Hope Bay Gold Corporation Inc.
Tel: (450) 677-2585 Fax: (450) 677-2601
Email: info@hbgold.com



431000E
432000E
433000E
434000E
435000E
436000E
Roberts Bay
7564000N
7563000N
7562000N
7561000N
7560000N
7559000N
7558000N
7557000N
Barge Landing
Fuel Tank Farm (150 m from shore)
All Weather Access Road (750 m)
N
0
2
km
Airstrip (1800 x 45 m)
Apron (200 x 150 m)
All Weather Access Road (2050 m)
Underground Mine
Waste Rock Dump
Sewage Water Discharge
Open Pit
All Weather Haul Road (650 m)
Mine Site
Tailings Dam Wall (120 m)
Mill Return Water Pump
Fresh Water Intake
Tails Lake
Projection of Doris Connector and Doris Central Resources
Service Road (4600 m)
Doris Lake
Tailings Deposition Starts Here
Arctic Ocean
Doris
Madrid
Boston
0
15
km
Hope Bay Joint Venture
Hope Bay Project
Doris North Trial Operation
Site Infrastructure Layout


N
Underground Mine
Doris Hinge Pit
All Weather
Access Road
Mill/processing Plant
Ore Stockpiles
Sewage
Treatment Plant
Fuel Tank Farm
(Envirotanks)
Office
Power
Plant
Workshop
74 Man Camp
& Dry Facilities
Emergency
Overflow Sump
Doris
Lake
0
250
metres
Hope Bay Joint Venture
Hope Bay Project
Doris North Trial Operation
Mine Site Layout


15200N
15400N
15600N
15800N
S
N
Surface
Pit Outline
Vent Raise
0
-50 m
-100 m
D
B
C
A
Access Ramp
From Pit Bottom
Hinge
Underground
Hope Bay Joint Venture
Hope Bay Project
Doris North Trial Operation
Hinge Underground
Longitudinal Section
Note: Blocks A, B, C and D are vertical
limbs of the Lakeshore and Central Veins
0
50
100
metres